ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

TD Asset Management USA Funds, Inc.		00528107B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 2, 2008	December 12, 2007 to December 12, 2008	/s/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

  TDAM Institutional U.S. Government Fund
    Commercial Class
  TDAM Institutional Treasury Obligations Money Market Fund
    Commercial Class
    Institutional Service Class, each a series of:

     TD Asset Management USA Funds Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00(1/02)

TD ASSET MANAGEMENT USA FUNDS INC.

SECRETARY’S CERTIFICATE

     I, David Faherty, Secretary of TD Asset Management USA Funds Inc. (the “Company”), hereby certify that the following resolutions were adopted by the Board of Directors of the Company (including those who are not “interested persons” of the Company as defined in the Investment Company Act of 1940) at a meeting duly called and held on September 22, 2008 at which a quorum was present and acting throughout, and that such resolutions have not been rescinded or modified as of the date set forth below:

     RESOLVED, by a majority of the Board of Directors and separately by a majority of the Board of Directors who are not “interested persons” of the Company, as defined by the Investment Company Act of 1940, as amended (the “1940 Act”), that the continuation of the current fidelity bond (the “Bond”), covering each officer and employee of the Company against larceny and embezzlement, in the amount of $2.5 million for a four-month term ending April 15, 2009 and in the proposed form presented at this Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to, (i) the amount of the Bond, (ii) the expected value of the aggregate assets of the Company to which any officer or employee of the Company may have access, (iii) the amount of the premium for such Bond, (iv) the type and terms of the arrangements made for the custody and safekeeping of such assets and (v) the nature of the securities in the Company’s portfolios, be, and it hereby is, approved; and further

     RESOLVED, that the appropriate officers of the Company be, and each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based upon the value of the Company’s assets and to enable the Company to remain in compliance with the 1940 Act and the rules promulgated thereunder; and further

     RESOLVED, that the Secretary of the Company or his or her delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and further

     RESOLVED, that the appropriate officers of the Company be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Company and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, I hereunto sign my name this 30th day of September 2008.

/s/ David Faherty David Faherty Secretary to the Company